

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 18, 2008

<u>Via U.S. mail</u>

Karl F. Arleth, President and Chief Executive Officer
Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, Colorado 80202

      Re: **Teton Energy Corporation**
              Post-Effective Amendment No. 2 to
              Registration Statement on Form S-3
              Filed November 10, 2008
              File No. 333-153007

              Form 10-Q
              Filed November 6, 2008
              File No. 1-31679

Dear Mr. Arleth:

      We have reviewed the response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form S-3

General

1.   Please note that we will not recommend acceleration of effectiveness of your
        post-effective amendment until you have complied with the comment below.

Form 10-Q filed November 6, 2008

Controls and Procedures, page 30

2.   We note that you failed to provide a conclusion regarding the effectiveness of
        your disclosure controls and procedures in your recent 10-Q. Further, we note
        that this failure occurred in each of the 10-Qs that you filed this past calendar
        year. Please confirm to us in writing, if true, that such disclosure controls and
        procedures were effective as of the end of the period covered by each of your 10-
        Qs. See Item 4 of Form 10-Q and Item 307 of Regulation S-K. We may have
        further comments.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

Karl F. Arleth
Teton Energy Corporation
November 18, 2008
Page 3

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any
other questions.

                                                    Sincerely,

                                                    Anne Nguyen Parker
                                                    Branch Chief

Cc: J. Madison

     Via facsimile
     David Danovitch, Esq.
     (212) 980-5192